UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Callon Petroleum Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

13123X102
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,451,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,451,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,485,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,485,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,936,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,936,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,936,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,451,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,451,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,936,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,936,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,936,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 13123X102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Lone Star Value Investors and Lone Star Value Co-Invest were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 1,451,000 Shares beneficially owned by Lone Star Value Investors is approximately $9,951,914, including brokerage commissions.  The aggregate purchase price of the 1,485,000 Shares beneficially owned by Lone Star Value Co-Invest is approximately $6,523,781, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 65,931,941 Shares outstanding as of March 13, 2015, which is the total number of Shares as reported in the Issuer’s Press Release dated March 13, 2015, which the Reporting Persons anticipate to be filed as an Exhibit to a future Current Report on Form 8-K.

A.	Lone Star Value Investors

(a)	As of the close of business on the date hereof, Lone Star Value Investors beneficially owned 1,451,000 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 1,451,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,451,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Lone Star Value Co-Invest

(a)	As of the close of business on the date hereof, Lone Star Value Co-Invest beneficially owned 1,485,000 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 1,485,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,485,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Lone Star Value Co-Invest during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 13123X102

C.	Lone Star Value GP

(a)
Lone Star Value GP, as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest, may be deemed the beneficial owner of the (i) 1,451,000 Shares owned by Lone Star Value Investors and (ii) 1,485,000 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 2,936,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,936,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of each of Lone Star Value Investors and Lone Star Value Co-Invest during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 1,451,000 Shares owned by Lone Star Value Investors.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 1,451,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,451,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Eberwein

(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 1,451,000 Shares owned by Lone Star Value Investors and (ii) 1,485,000 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 4.5%

CUSIP NO. 13123X102

(b)	1. Sole power to vote or direct vote: 2,936,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,936,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of each of Lone Star Value Investors and Lone Star Value Co-Invest during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           As of March 13, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer following the closing of the Issuer’s public offering.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Lone Star Value Investors has sold in the open market to counterparties put options referencing an aggregate of 25,000 Shares at a price of $5.00 per Share, if such right is exercised prior to or on March 20, 2015.

Lone Star Value Investors has sold in the open market to counterparties put options referencing an aggregate of 165,000 Shares at a price of $7.50 per Share, if such right is exercised prior to or on March 20, 2015.

CUSIP NO. 13123X102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2015

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC
General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

CUSIP NO. 13123X102

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

Purchase of Common Stock	15,000	5.0173	01/12/2015
Purchase of Common Stock	5,000	4.9011	01/13/2015
Purchase of Common Stock	10,000	4.7925	01/13/2015
Sale of Common Stock	(10,000)	5.2711	01/14/2015
Purchase of Common Stock	20,000	5.5205	01/15/2015
Purchase of Common Stock	10,000	5.2463	01/15/2015
Purchase of Common Stock	40,000	5.3715	01/16/2015
Purchase of Common Stock	5,000	5.4132	01/16/2015
Purchase of Common Stock	5,000	5.3845	01/16/2015
Purchase of Common Stock	10,000	5.4006	01/16/2015
Purchase of Common Stock	10,000	5.4017	01/16/2015
Purchase of Common Stock	15,000	5.3563	01/16/2015
Sale of Common Stock(1)	(250,000)	5.0000	01/16/2015
Purchase of Common Stock	20,000	4.9798	01/20/2015
Purchase of Common Stock	10,000	4.9420	01/20/2015
Purchase of Common Stock	10,000	5.0927	01/20/2015
Purchase of Common Stock	15,000	5.2380	01/21/2015
Purchase of Common Stock	10,000	5.1702	01/21/2015
Purchase of Common Stock	15,000	5.1818	01/21/2015
Purchase of Common Stock	5,000	5.2538	01/30/2015
Sale of Common Stock	(5,000)	5.5055	01/30/2015
Purchase of Common Stock	15,000	5.6164	02/02/2015
Sale of Common Stock	(15,000)	6.1123	02/03/2015
Sale of Common Stock	(25,000)	6.1925	02/03/2015
Sale of Common Stock	(10,000)	6.2287	02/03/2015
Sale of Common Stock	(15,000)	6.2735	02/03/2015
Sale of Common Stock	(10,000)	6.2387	02/03/2015
Sale of Common Stock	(15,000)	6.3061	02/03/2015
Sale of Common Stock	(25,000)	6.9126	02/05/2015
Sale of Common Stock	(25,000)	6.9849	02/05/2015
Purchase of Common Stock	150,000	6.5500	03/10/2015

Sale of Put Option	(25,000)(2)	5.4000	01/23/2015
Sale of Put Option	(50,000)(3)	8.0550	02/26/2015
Sale of Put Option	(50,000)(3)	8.0240	02/27/2015
Sale of Put Option	(25,000)(3)	8.0010	03/02/2015
Sale of Put Option	(25,000)(3)	7.9654	03/05/2015
Sale of Put Option	(15,000)(3)	7.8000	03/09/2015

CUSIP NO. 13123X102

LONE STAR VALUE CO-INVEST I, LP

Purchase of Common Stock	10,000	5.0061	01/12/2015
Purchase of Common Stock	5,000	4.9134	01/12/2015
Sale of Common Stock(4)	(100,000)	5.0000	01/16/2015
Purchase of Common Stock(5)	132,300	10.0000	01/16/2015
Purchase of Common Stock	20,000	5.1362	01/20/2015
Purchase of Common Stock	10,000	5.2361	01/21/2015

(1) Represents a sale of Shares in connection with the exercise by counterparties of call options written by Lone Star Value Investors to such counterparties.

(2) Represents Shares underlying certain put options sold in the open market to counterparties by Lone Star Value Investors, which have a strike price of $5.00 per Share. These put options expire on March 20, 2015.

(3) Represents Shares underlying certain put options sold in the open market to counterparties by Lone Star Value Investors, which have a strike price of $7.50 per Share. These put options expire on March 20, 2015.

 (4) Represents a sale of Shares in connection with the exercise by counterparties of call options written by Lone Star Value Co-Invest to such counterparties.

(5) Represents a purchase of Shares in connection with the exercise by counterparties of put options written by Lone Star Value Co-Invest to such counterparties.